Exhibit 99.1

KITOV PHARMACEUTICALS

HOLDINGS LIMITED

__________________

Special General Meeting

of Shareholders

June 27, 2016

Proxy Statement

__________________

Proxy Statement

Notice is hereby given that a Special General Meeting of Shareholders (the “Meeting” or the “Special Meeting”) of Kitov Pharmaceuticals Holdings Limited (“Kitov” or the “Company”) will be held at Kitov’s executive offices at One Azrieli Center, Round Tower, 23rd Floor, Tel Aviv, Israel on Monday, June 27, 2016, at 4:30 p.m. local time.

Record Date; Shareholders Entitled to Vote; Admission

Only shareholders of record at the close of business in New York on Wednesday, May 25, 2016 (hereinafter: the “Record Date”) will be entitled to vote at the Special Meeting, and any adjournments or postponements thereof. At such time, each issued and outstanding ordinary share, with no par value, shall entitle its holder to one vote on each matter properly submitted at the Meeting. Each American Depositary Share (“ADS”) representing twenty (20) such ordinary shares shall entitle the holder of the ADS to twenty (20) votes on each matter properly submitted at the Special Meeting.

A shareholder, whose shares are registered with a Tel Aviv Stock Exchange (“TASE”) member and are not registered on the Company’s shareholder’s register, is entitled to receive from the TASE member who holds the shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of the Proxy Statement and Voting Slip, and to the Position Statements posted on the Israel Securities Authority website, unless the shareholder notified that he or she is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date. A shareholder, whose shares are registered with a member of the TASE, is required to prove his or her share ownership to vote at the Meeting in accordance with the Companies’ Regulations (Proof of Ownership of A Share for the Purpose of Voting at the General Meeting), 5760-2000. Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that TASE member and is entitled to receive the ownership certificate in the branch of the TASE member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account. Alternatively, shareholders who hold shares through members of the TASE may vote electronically via the electronic voting system of the Israel Securities Authority up to six (6) hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.

Attendance in person at the Special Meeting will be limited to shareholders, their legal proxy holders or their authorized persons only. To gain admission to the Special Meeting, one must have a form of government-issued photograph identification and proof of share ownership as of the Record Date, issued by a broker or bank. Legal proxy holders and authorized persons will also need to submit, in addition to proof of share ownership as of the Record Date, a document of appointment, in accordance with the Company’s amended and restated articles of association.

Voting Instruments

Whether or not you plan to attend the Meeting, it is important that your shares be represented. In accordance with Section 182(b) of the Companies Law, 5759-1999 (hereinafter: the “Companies Law”) anyone holding shares of the Company at the end of the trading day on the Record Date shall be entitled to participate in the Meeting and to vote in person or by proxy, by appointing a proxy to vote (hereinafter: the “Proxy Letter”) which shall be in writing and signed by the appointing party or their authorized attorney, and if the appointing party is a corporation the appointment shall be in writing signed by authorized corporate signatories together with the company stamp, or by authorized attorney. The Proxy Letter, or a copy satisfactory to the Company Secretary, must be deposited at the Company Offices or the place designated for the Meeting no later than 48 hours prior to the time scheduled for the Meeting at which the person noted in the Proxy Letter intends to vote. However, the Meeting chairman is entitled to waive this requirement with respect to all participants at the Meeting, and to accept all the Proxy Letters at the commencement of the Meeting, subject to the presentation of proof of share ownership. A Proxy Letter held by a participant at the meeting which dated more than 12 months from the signature date shall be rendered invalid.

This Proxy Statement also serves as a Notice to the Shareholders pursuant to the Companies Regulations (Notice and Announcement of General Meeting and Class Meeting in Public Company and the Addition of a Matter to the Agenda), 5760-2000 (the “Notice Regulations”). With respect to the matters on the agenda of the Meeting, a shareholder may also vote via the Voting Slip attached as Part Two of the Proxy Statement. The sites where one can find the form of the Voting Slip and position papers (if any) as per their meaning under Section 88 of the Companies Law are as follows: on the distribution site of the Israel Securities Authority, at www.magna.isa.gov.il (hereinafter: “Distribution Site”), and on the website of the TASE, at www.maya.tase.co.il. A shareholder may contact the Company directly and receive the form of the Voting Slip and position papers (if any), or at such holders consent, links to the text of the Voting Slip at the Distribution Site. A shareholder whose securities are registered with a TASE stock exchange member is entitled to receive certification of ownership from such member such that the holder can vote at the Meeting and send a timely Voting Slip as required. Voting by Voting Slip shall be by checking the applicable boxes on Part Two of the Proxy Statement, as published on the Distribution Site. All Voting Slips (together with proofs of share ownership, and all documents required to be submitted therewith) must be delivered to the Company Offices set forth above, such that the Voting Slip arrives no later 4 hours prior to the designated time of the Meeting, namely by no later than Monday, June 27, 2016, 12:30 p.m. Israel Time.

A shareholder not registered in the Company’s register, namely a shareholder pursuant to Section 177(1) of the Israeli Companies Law (namely – one to whose credit a share of the Company is recorded at a TASE member, and such share is included in the Company’s share register under the name of the Registration Company) is also entitled to vote via Electronic Voting Slip which will be delivered to the Company via the Electronic Voting System being operated pursuant to Section B of Chapter G’2 of the Securities Law, 5728-1968 (the “Securities Law”). Voting via Electronic Voting Slips will be allowed until six (6) hours prior to the Meeting commencement.

ADS holders should return their BNY Mellon form of Voting Instruction Form for holders of the Company’s ADSs by no later than the date and time set forth on such Voting Instruction Form.

Forms of each of the Voting Slip and the BNY Mellon Voting Instruction Form for holders of the Company’s ADSs will also be furnished to the Securities and Exchange Commission (the “SEC” or the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov. Each of these will also be filed with the Israeli Securities Authority and TASE and will be available on their respective websites at: www.magna.isa.gov.il or www.maya.tase.co.il.

Quorum, Required Vote and Voting Procedures

As a foreign private issuer, we are permitted to comply with Israeli corporate governance practices instead of certain requirements of The NASDAQ Stock Market rules (the “NASDAQ Rules”), provided that we disclose those NASDAQ Rules with which we do not comply and the equivalent Israeli requirement that we follow instead (the “foreign private issuer exemption”). We currently rely on this foreign private issuer exemption with respect to the quorum requirement for meetings of our shareholders. As permitted under the Companies Law, and pursuant to our amended and restated articles of association, the quorum required for the Meeting consists of at least two shareholders who are present at the Meeting, in person or by proxy or by Voting Slip or represented by their authorized persons, and who hold in the aggregate twenty-five percent or more of the paid-up share capital of the Company, and such presence at the Meeting will constitute a legal quorum (instead of 33 1/3% of the issued share capital provided under the NASDAQ Rules). Abstentions and “broker non-votes”, as well as any abstentions for shares held by the Depositary, are counted as present and entitled to vote for purposes of determining a legal quorum.

Should no legal quorum be present one half hour after the scheduled time, the Meeting will be adjourned to one week from that day, at the same time and place, i.e. on Monday, July 4, 2016 at: 4:30 p.m. (Israel Time) at the Company Offices. Should such legal quorum not be present one half hour after the time set for the adjourned meeting, any two shareholders present, in person or by proxy, will then constitute a legal quorum.

The affirmative vote of the holders of a majority of the Company’s ordinary shares participating and voting at the Meeting, in person or by proxy or through their representatives, is required to adopt each of the proposals to be presented at the Meeting. Proposal 4 further requires that either (i) such majority includes at least a majority of the holders of ordinary shares who are not controlling shareholders and who do not have a personal interest in the matter, who are present and voting (abstentions are disregarded), or (ii) the holders of ordinary shares who are not controlling shareholders and who do not have a personal interest in the matter who were present and voted against the approval of such proposals hold, in the aggregate, two percent or less of the voting power of the Company (either of being referred to as a “Disinterested Majority”). Accordingly, each shareholder voting on Proposal 4 is required to inform the Company prior to voting whether or not the shareholder has a personal interest in Proposal 4. Otherwise, pursuant to the Companies Law, the shareholder’s vote on such Proposal 4 cannot be counted in determining whether the above Disinterested Majority approval requirements are satisfied.

Pursuant to the Israeli Companies Law, such personal interest with respect to Proposal 4 is a personal benefit, gain or other interest derived by a shareholder (or a relative or related entity described below) from approving the matter under such proposal. Any benefit or interest arising solely from holding Company shares is not considered such a personal interest under the law. Such personal interest includes any personal benefit or other interest of (i) a shareholder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants, siblings or parents or the spouse of any of such persons, (ii) any entity in which a shareholder or one of its aforementioned relatives serves as a director or chief executive officer, owns 5% or more of such entity’s outstanding shares or voting rights or has the right to appoint one or more directors or the chief executive officer, and (iii) anyone voting by proxy or granting a proxy with respect to the proposal. Under the Companies Law, in the case of a person voting by proxy for another person, “personal interest” includes a personal interest of either of the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote. However, if you do not have a personal interest in Proposal 4, and so notify us accordingly, you may assume that using a form of the voting instruments published by the Company will not create a personal interest in the matter.

Under the Companies Law, a “controlling shareholder” is a shareholder who has the ability to direct the activities of the Company (other than by virtue of holding a position in the Company). A shareholder holding 25% or more of the voting rights of the Company is presumed to be a controlling shareholder for the purposes of Proposal 4. The Company is not currently aware of any “controlling shareholder,” as defined under the Companies Law.

Under the terms of the Depositary Agreement among the Company and BNY Mellon, which acts as the Depositary, and the holders of the Company’s ADSs, upon the written request of an owner of ADSs, as of the date of the request or, if a record date was specified by the Depositary, as of that record date, received on or before any instruction cutoff date established by the Depositary in its notices to ADS holders, the Depositary shall, endeavor, in so far as practicable, to vote or cause to be voted the amount of deposited ordinary shares represented by those ADSs in accordance with the instructions set forth in that request. The Company has instructed the Depositary to disseminate a notice of the Meeting and has given the Depositary notice of the Meeting, details concerning the matters to be voted upon and copies of materials to be made available to holders of ordinary shares in connection with the Meeting not less than 30 days prior to the Meeting date. The Depositary shall not vote or attempt to exercise the right to vote that attaches to the deposited ordinary shares other than (a) in accordance with instructions given by owners and received by the Depositary; or, (b) as provided in the following sentences below. If no instructions are received by the Depositary from an owner of ADSs with respect to a matter and an amount of ADSs of that owner on or before the instruction cutoff date set forth on the BNY Mellon Voting Instruction Form, the Depositary shall deem that owner to have instructed the Depositary to give a discretionary proxy to a person designated by the Company with respect to that matter and the amount of ordinary shares of the Company represented by that amount of ADSs, and the Depositary shall give a discretionary proxy to a person designated by the Company to vote that amount of ordinary shares of the Company as to that matter, except that no instruction of that kind shall be deemed given and no discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary (and the Company agrees to provide such information as promptly as practicable in writing, if applicable) that (x) the Company does not wish a proxy given, (y) substantial opposition exists or (z) the matter materially and adversely affects the rights of holders of Shares.

All shares or ADSs represented by properly executed Proxy Letters, Voting Slips, BNY Mellon Voting Instruction Forms, or Electronic Voting instructions, which are received prior to or at the Meeting and not revoked prior to, or at, the Meeting in accordance with the procedures described in the Proxy Statement or under applicable law, will be voted as specified in the instructions indicated in such voting instruments. Subject to applicable law and the NASDAQ Rules, in the absence of such instructions, other than with respect to Proposal 4, the shares represented by properly executed and received voting instruments will be voted “FOR” all of the proposed resolutions to be presented at the Meeting.

The Company currently is unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Shareholder Proposals

Under Israeli law, one or more shareholders holding 1% or more of the voting rights of the Company may request to include a proposal on the agenda of a shareholders meeting (including proposing the nomination of a candidate to the Company’s Board of Directors (the “Board of Directors”) for consideration by the Board of Directors) by submitting such proposal within seven days of publication of the Company’s notice with respect to its general meeting of shareholders. Accordingly, any shareholder holding 1% or more of the voting rights of the Company may request to include a proposal on the agenda of this Meeting by submitting such proposal in writing to the Company no later than Friday, May 27, 2016, 2:00 p.m. Israel time, at the Company Offices, Attn: Avraham Ben-Tzvi, Adv., General Counsel and Company Secretary.

Under Article 62 of our amended and restated articles of association, a shareholder (including two or more shareholders that are acting in concert, referred to as “Proposing Shareholder(s)”) holding at least one percent of the voting rights in the Company may request, subject to the Companies Law, that the Board of Directors include a proposal on the agenda of a general meeting to be held in the future, provided that the Proposing Shareholder gives timely notice of such request in writing (a “Proposal Request”) to the Company Secretary and the Proposal Request complies with all the requirements set forth in our amended and restated articles of association, and any applicable law and stock exchange rules, in Israel or abroad. To be considered timely, a Proposal Request, in respect of any general meeting, must be delivered, either in person or by certified mail, postage prepaid, and received at the Company Offices no later than fourteen (14) days after the date of first publication by the Company of its annual consolidated financial statements, preceding the annual general meeting at which the shareholders are to receive the consolidated financial statements for such year.

If the shareholder proposal is to nominate a candidate for election to the Board of Directors, the proposing shareholder must provide (a) a declaration signed by the nominee and any other information required under the Companies Law, (b) all of the information set forth under Regulation 26(a) of the Securities Regulations (Periodic and Immediate Reports), 5730-1970 (the “Israeli Reporting Regulations”), (c) additional information in respect of the nominee as would be required in response to the applicable disclosure requirements in Israel or abroad, including those of Item 6A (directors and senior management), Item 6E (share ownership) and Item 7B (related party transactions) of Form 20-F of the Commission, to the extent applicable, (d) a representation made by the nominee of whether the nominee meets the objective criteria for an independent director and/or statutory unaffiliated director of a company such as the Company under the Companies Law and/or under any applicable law, regulation or stock exchange rules, in Israel or abroad, and if not, then an explanation of why not, and (e) details of all relationships and understandings between the proposing shareholder and the nominee.

Position Statements

Under Israeli law, shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company Offices, Attn: Avraham Ben-Tzvi, Adv., General Counsel and Company Secretary. Any Position Statement received will be furnished to the Commission on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov, and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il. Position Statements should be submitted to the Company no later than Friday, June 17, 2016 at 4:30 p.m. Israel time.

Updates to Meeting Agenda

In accordance with, and subject to the provisions of the Companies Law and the Regulations, the Company may, after the date of publication of this Proxy Statement, make changes to the agenda topics (including adding a topic), and Position Statements regarding matters on the agenda of the Meeting may be published. As such changes are made and/or Position Statements are published, it will be possible to review them in the Company's reports on the Commission’s website at www.sec.gov as well the Distribution Site. A revised Proxy Statement will publicized by the Company as needed in order to reflect any changes in matters on the agenda of the Meeting, and it will be furnished by the Company to the Commission and published by the Company on the Commission’s website at www.sec.gov, as well as on the Distribution Site, by no later than the dates specified in Section 5b in the Notice Regulations.

Solicitation of Proxies

We currently rely on a foreign private issuer exemption with respect to the proxy solicitation requirement for meetings of our shareholders. As permitted under the Companies Law and Regulations enacted pursuant to such law, and as set forth in our amended and restated articles of association, we are not required to physically deliver a notice of a shareholders meeting and a proxy statement. We will prepare notices of general meetings of our shareholders, as well as the accompanying proxy statements and voting instruction forms, (collectively, the “Proxy Materials”) in accordance with applicable rules, regulations and disclosure requirements in the State of Israel, as such are applicable to a Company whose shares are traded on both the TASE and the NASDAQ. Our Proxy Materials may not necessarily be mailed to beneficial shareholders in Israel, nor to beneficial ADS holders in the U.S. Forms of the Proxy Materials will be furnished to the SEC on Form 6-K, and will be available to the public on the SEC’s website at http://www.sec.gov. The Proxy Materials will also be filed with the Israeli Securities Authority and TASE and available on the websites: www.magna.isa.gov.il or www.maya.tase.co.il. The Proxy Materials will also be made available on our corporate website at www.kitovpharma.com, as required under the Companies Law and Regulations governing distribution of the Proxy Materials.

The Company will bear the entire cost of solicitation of proxies, including preparation, assembly, printing, and mailing of the BNY Mellon Voting Instruction Form and any additional information furnished to beneficial shareholders or holders of ADSs. The Notice of Special General Meeting of the Shareholders, the Proxy Statement, and the Voting Slip will not be mailed to beneficial shareholders in Israel. The Company may reimburse brokerage firms and other persons representing beneficial owners of ordinary shares or ADSs for reasonable expenses incurred by them in forwarding proxy soliciting materials to such beneficial owners. In addition to solicitation by mail, certain of the Company’s directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, facsimile, email or personal contact. None of the contents of the Company’s website, or the information that can be accessed through the Company’s website, form part of the proxy solicitation materials.

Reporting Requirements

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the Commission. Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

This Proxy Statement and accompanying Voting Slip, as well as the previously issued Notice of Special General Meeting of Shareholders, has been prepared in accordance with applicable disclosure requirements in the State of Israel, as such are applicable to a Company whose shares are traded on both the TASE and the NASDAQ and which reports in accordance with Chapter E’3 of the Securities Law. The circulation of this Proxy Statement, the accompanying Voting Slip, and/or our Notice of Special General Meeting of Shareholders should not be taken as an admission that the Company is subject to the proxy rules under the Exchange Act.

Company Representative for Matters in connection with this Proxy Statement

The Company representative for matters in connection with this report is the General Counsel and Company Secretary, Mr. Avraham Ben-Tzvi, Adv., of One Azrieli Center, Round Tower, 23rd Floor, 132 Menachem Begin Rd., Tel Aviv, Israel, Telephone: +972-(0)54-8679966, email: avraham@kitovpharma.com or fax: +972-(0)77-3180015.

Proposal 1:

To approve the Kitov Pharmaceuticals Holdings Ltd. 2016 Equity-Based

Incentive Plan to qualify for incentive stock options for US tax purposes.

The 2016 Equity-Based Incentive Plan (the "Plan") was adopted by the Board of Directors on April 18, 2016. A copy of the Plan was included as 99.1 on Form S-8 filed by the Company with the SEC on May 20, 2016, and is incorporated herein by reference.

The following summary of the Plan is qualified in its entirety by reference to the complete text of the Plan, a copy of which is incorporated herein as set forth above.

The Plan provides for the granting to our directors, officers, employees and consultants and to the directors, officers, employees and consultants of our subsidiaries and affiliates, of equity-based incentive awards, including, amongst others, options, restricted share units (RSUs), restricted shares, with either our ordinary shares or our ADSs or other securities of Company underlying the applicable award. The Plan provides for awards to be granted at the determination of our board of directors (who is entitled to delegate its powers under the Plan to the compensation committee or audit committee of our board of directors) in accordance with applicable laws. The exercise price and vesting period of awards are determined by our board of directors. The initial number of ordinary shares reserved for the grant of awards under the Plan is 12,000,000 ordinary shares, or the equivalent number of ADSs representing such number of our ordinary shares. Our board of directors may, subject to any other approvals required under any applicable law, increase or decrease the number of ordinary shares to be reserved under the 2016 Equity Incentive Plan.

On May 17, 2016 our board of directors approved grants under the Plan to certain executives, employees and consultants of the Company, of options to purchase 7,281,371 ordinary shares. Of these options, the grant of options to purchase 5,957,485 ordinary shares are subject to the subsequent approval of our shareholders, and the grant of options to purchase 1,323,886 ordinary shares were approved to be made on the later of May 17, 2016 or the qualification of the Plan for Israeli tax purposes (the “Non-Director Grants”). The Non-Director Grants were made on May 22, 2016, following the qualification of the Plan for Israeli tax purposes with respect to option grants. Shareholder approval is not required for the Non-Director Grants, or for Israeli tax qualification purposes.

The Plan will be effective up to the earliest of (a) its cancellation by the board of directors and (b) April 18, 2026. Nevertheless, awards granted prior to the Plan’s expiration date, whether vested or not vested up to that date, will remain effective and will not expire prior to their expiration date as set forth in the notice of grant of award (but in any event not in excess of 10 (ten) years from the allocation date).

Upon termination of engagement with the Company for any reason, other than in the event of death or for cause, all unvested awards will expire and all vested awards at time of termination will generally be exercisable within up to twelve (12) months after the date of such termination, unless otherwise determined by the board of directors (or the committee, as applicable), subject to the terms of the Plan and the governing award agreement. If we terminate a grantee for cause (as defined in the Plan) the grantee’s right to exercise all vested and unvested awards granted to him will expire immediately, unless otherwise determined by the board of directors (or the committee, as applicable). Upon termination of engagement with the Company due to death, all the vested options at the time of termination will be exercisable by the grantee’s heirs or estate, for one (1) year from the date of death, unless otherwise determined by the board of directors (or the committee, as applicable), subject to the terms of the Plan and the governing award agreement.

 The Plan enables us to grant awards through one of the following Israeli tax programs, at our discretion and subject to the applicable legal limitations: (a) according to section 102 of the Israeli Income Tax Ordinance, through a program with a trustee that is appointed by us, (b) according to section 102 of the Israeli Income Tax Ordinance, without a trustee, or (c) according to the provisions of section 3(i) in the Israeli Income Tax Ordinance. The Plan also enables us to grant options as Incentive Stock Options for U.S. tax purposes (“ISO”).

The Plan includes directives for protecting the option holders during the exercise period with respect to distribution of bonus stock, issue of rights, splitting or consolidating our share capital and dividend distribution. We will be entitled at our sole discretion, to change the terms of the Plan and/or replace it and/or terminate it regarding future grants at any time, as we deem appropriate. It is also clarified that we will be entitled to change the terms of the Plan regarding grants that were granted to the grantees, provided that the terms of the options which were already granted will not be changed in a way that may materially impair the rights of the grantees, without the consent of award grantees holding a majority in interest of the awards so affected, and in the event that such consent is obtained, all awards so affected shall be deemed amended, and the holders thereof shall be bound, as set forth in such consent. Our board of directors will determine, at its sole discretion, if a certain change may materially impair the rights of the grantee.

 The Plan is administered by our Board of Directors, regarding the granting of awards and the terms of award grants, including exercise price, method of payment, vesting schedule, acceleration of vesting and the other matters necessary in the administration of these plans. Awards granted under the Plan to eligible Israeli employees, officers and directors and which are granted under Section 102 of the Israel Income Tax Ordinance pursuant to which the awards or the ordinary shares (or ADSs; subject to receipt of a ruling from the Israel Tax Authority, or Tax Ruling) issued upon their exercise must be allocated or issued to a trustee and be held in trust for two years from the date upon which such awards were granted in order to benefit from the provisions of Section 102. Under Section 102, any tax payable by an grantee from the grant or exercise of the awards is deferred until the transfer of the awards or ordinary shares (or ADSs; subject to a Tax Ruling) by the trustee to the grantee or upon the sale of the awards or ordinary shares (or ADSs; subject to a Tax Ruling), and gains may qualify to be taxed as capital gains at a rate equal to 25%, subject to compliance with specified conditions.

The Plan also sets forth certain terms of awards that may be granted to employees, directors and other individuals who are United States citizens or who are resident aliens of the United States for United States federal tax purposes (collectively, "U.S. Persons"), and who render services to the Company or to a subsidiary. The Company may grant to U.S. Persons either ISOs or nonqualified stock options under the Plan. As set forth in the Plan, no more than 12,000,000 of our ordinary shares may be issued as a result of the exercise of ISOs granted under the Plan.

Although the NASDAQ Listing Rules generally require shareholder approval of equity compensation plans and material amendments thereto, pursuant to certain exemptions for foreign private issuers, we follow Israeli practice, which is to have such plans and amendments approved by the board of directors and to have certain grants of awards under such plans approved by shareholders to the extent such approval is required for the specific grants under the Israeli Companies Law. Pursuant to the Companies Law, approvals of our Audit Committee (acting in lieu of a Compensation Committee) and Board of Directors are also required for any grants of awards to officers and directors.

Our Board of Directors has determined that it is in our best interests to allow employees, directors and consultants in the United States to participate in our equity award plans for employees. According to the U.S. Internal Revenue Code of 1986, as amended (the "Code"), in order for a grant of options to qualify as an ISO it must, amongst other requirements, be granted pursuant to a plan which is approved by the shareholders of the granting company within 12 months before or after the date such plan is adopted. Therefore, in order for the Company to continue to be able to grant ISOs, it is necessary for our shareholders to approve the Plan. At the Meeting, you will be requested to approve the Plan. U.S. federal tax law requires shareholder approval for the plan as a condition to the issuance of options qualifying as ISOs for U.S. federal tax purposes. If this proposal is not approved by the shareholders of the Company, then the Plan will continue to be in effect, but the Company will be unable to grant options to its U.S. employees that qualify as ISOs for U.S. federal tax purposes.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED to approve the Kitov Pharmaceuticals Holdings Ltd. 2016 Equity-Based Incentive Plan to qualify for incentive stock options for US Tax purposes.”

In accordance with Section 85 of the Companies Law and Article 80 of our amended and restated articles of association, the approval of Proposal 1 must receive the affirmative vote of the holders of a majority of the Company’s ordinary shares participating and voting at the Meeting, in person or by proxy or through their representatives.

The Board of Director recommends a vote "FOR" the approval of the Kitov Pharmaceuticals Holdings Ltd. 2016 Equity-Based Incentive Plan to qualify for incentive stock options for US Tax purposes, as set forth under Proposal 1 above.

Proposal 2:

To approve an amendment to the terms of office and compensation of

mr. isaac israel, a member of the Board of Directors and Chief executive

Officer of the Company, including the grant of equity-based incentive compensation.

Pursuant to the Companies Law, any arrangement between the Company and a director relating to his or her compensation as a director or other position with the Company generally must be consistent with the our Compensation Policy and must be approved by the Audit Committee (acting in lieu of a Compensation Committee), the Board of Directors and the shareholders by a simple majority. If the compensation is inconsistent with our Compensation Policy, then, provided that those provisions that must be included in the Compensation Policy according to the Companies Law have been considered by the Audit Committee and Board of Directors, a Disinterested Majority will also be required for shareholder approval.

Current Arrangements

In July 2013, we entered into a services agreement with Uneri Capital Ltd., a private company wholly owned by Mr. Isaac Israel, for the provision of part-time management services according to our needs. For such services we paid as of such date monthly payments of NIS 25,000 (approximately $7,300 per month based on the representative rate of exchange on June 30, 2014). As of September 2014 we terminated the engagement with Uneri Capital and entered into an employment agreement with Mr. Isaac Israel as our chief executive officer pursuant to which we pay Mr. Israel a base salary of NIS 40,000 (approximately $10,593) per month. In addition to the above we provide Mr. Israel a leased company car at a monthly cost of up to NIS 4,000 (approximately $1,059), management insurance policy and advanced study fund. The employment agreement may be terminated upon 90 days’ prior notice to the other party. Mr. Israel presently has no outstanding equity-based incentive compensation.

Proposed Changes

Our Audit Committee and Board of Directors conducted a review of Mr. Israel’s terms of office and employment. In their review, the Audit Committee and the Board of Directors took into account the Company’s compensation philosophies and the provisions of the Compensation Policy including certain proposed changes to the Compensation Policy which are anticipated to be brought for shareholder approval prior to expiration of the current Compensation Policy in early 2017, as well as internal fairness and market trends. They also used extensive benchmark studies of peer companies prepared for the Company by executive compensation consultants independently retained by the Audit Committee to determine that the proposed changes to Mr. Israel’s terms of office and employment are in line with market practice.

In addition to the above review of market trends and benchmarking, in proposing the below changes to Mr. Israel’s terms of office and employment, the Audit Committee and the Board recognized the growth of the Company achieved under his leadership since 2013. Most significantly, under Mr. Israel’s leadership, the Company achieved a successful clinical trial for its flagship product KIT-302, and also received an allowance to grant a patent from the USPTO for its products. The Audit Committee and the Board of Directors further recognized Mr. Israel’s leadership in improving the Company’s financial position in leading numerous public fund raisings, including our successful U.S. initial public offering on the NASDAQ in November 2015. The Audit Committee and the Board of Directors also considered the fact that Mr. Israel presently has no outstanding equity-based incentive compensation. The Company seeks to incentivize Mr. Israel in order to ensure that he is available to the Company in order to secure the future growth and business development of Kitov. It is also expected by the shareholding public that as Chief Executive Officer, Mr. Israel would have an appropriate equity stake in the Company, in addition to his cash compensation.

Except as described below, all other terms of office and compensation of the Mr. Israel, as previously approved by our shareholders, will remain unchanged.

Each of our Audit Committee and Board of Directors have approved an amendment to the terms of office and compensation for Mr. Israel, subject to the subsequent approval of our shareholders, such that effective May 1, 2016, the scope of Mr. Israel’s engagement with the Company will increase to 100% from 80%, with a corresponding proportional increase in Mr. Israel’s base cash compensation and linked social benefits. In addition each of our Audit Committee and Board of Directors approved that Mr. Israel may be engaged by the Company directly as an employee (as per his current engagement) or via the provisions of service under a services agreement with a company which engages Mr. Israel; provided, however, that there be no net difference to the Company in terms of costs or expenses irrespective of which method is agreed upon between the Company and Mr. Israel upon Mr. Israel’s choice.

In addition, each of our Audit Committee and Board of Directors has approved a grant of options under our 2016 Equity-Based Incentive Plan to Mr. Israel for the purchase of 2,206,476 ordinary shares (such number of ordinary shares would comprise 110,323.8 of our ADSs). Such options will vest over a period of 3 years from the date of shareholder approval for such grant; have an exercise price which was calculated based on the average USD closing price of our ADSs on the NASDAQ Capital Market for the three months prior to the Audit Committee’s approval of the grant, converted into ordinary share values at the ratio of 1ADS representing 20 ordinary shares, and converted into New Israel Shekel at the Bank of Israel Representative Exchange Rate for the date of the Board of Directors’ approval of the grant, such that the exercise price equals to NIS 0.7884 per ordinary share; are exercisable for 8 years from the date of grant, provided however that no options are exercisable prior to our adoption a revised compensation policy in accordance with the Companies Law. In addition, to such extent as the cash components of the terms of office and compensation in our current agreement with Mr. Israel, together with the economic value of the aforesaid proposed grant of options to Mr. Israel, exceeds the total compensation that may be granted to a director and CEO under the revised compensation policy which is expected to be adopted by the company prior to any of the options being exercisable, then our Audit or Compensation Committee and our Board of Directors shall be entitled, at their sole discretion, to forfeit such number of options from the above proposed grant, such that the aggregate value of the terms of office and compensation for Mr. Israel , both cash and equity-based, shall comply with the revised compensation policy when adopted. The options may be granted under any applicable tax beneficial provisions, in accordance with the provisions of the 2016 Equity-Based Incentive Plan and applicable law.

        The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

        “RESOLVED, to approve an amendment to the terms of office and compensation of Mr. Isaac Israel a member of the Board of Directors and Chief Executive Officer of the Company, including the grant of equity-based incentive compensation, as set forth under Proposal 2 in the Proxy Statement.”

        Each of our Audit Committee and Board of Directors determined that Proposal 2 complies with our current Compensation Policy. Thus in order to adopt Proposal 2, in accordance with Sections 270(3) and 273(a) of the Companies Law, which govern the approval of the engagement of a public company with a director with respect to his terms of office and compensation, for the matter of his service as a director, as well as his engagement in other roles (if he is so engaged), Proposal 2 must receive the affirmative vote of the holders of a majority of the Company’s ordinary shares participating and voting at the Meeting, in person or by proxy or through their representatives.

An unofficial English translation from the Hebrew original of our current Compensation Policy is included as Exhibit 4.9 to our Annual Report for 2015 on Form 20-F filed with the SEC on March 18, 2016.

        The Board of Directors, with the exception of Mr. Isaac Israel who expresses no recommendation as to the vote on Proposal 2, recommends a vote “FOR” the approval of an amendment to the terms of office and compensation of Mr. Isaac Israel, a member of the Board of Directors and Chief Executive Officer of the Company, including the grant of equity-based incentive compensation, as set forth under Proposal 2 above.

Proposal 3:

To approve the grant of equity-based incentive compensation to Mr. Simcha Rock,

a member of the Board of Directors and Chief Financial Officer of the Company.

Pursuant to the Companies Law, any arrangement between the Company and a director relating to his or her compensation as a director or other position with the Company generally must be consistent with our Compensation Policy and must be approved by the Audit Committee (acting in lieu of a Compensation Committee), the Board of Directors and the shareholders by a simple majority. If the compensation is inconsistent with our Compensation Policy, then, provided that those provisions that must be included in the Compensation Policy according to the Companies Law have been considered by the Audit Committee and Board of Directors, a Disinterested Majority will also be required for shareholder approval.

Current Arrangements

In July 2014 we granted Mr. Rock 1,188,967 non-tradable options under our 2013 Option Plan to purchase 91,455 ordinary shares. Of these options: (a) 1,011,500 options to purchase 77,805 ordinary shares will vest pro rata on a monthly basis over a period of 18 months from the date of grant and will be exercisable at an exercise price of NIS 10.40 (approximately $2.75) per ordinary share for a period of three years commencing from the date of grant of the options; and (b) 177,467 options to purchase 13,651 ordinary shares vested as of the date of the grant and are exercisable at an exercise price of NIS 10.40 (approximately $2.75) per ordinary share and will have a term of three years from the date of grant. Following the attainment of the Milestone under the Share Transfer Agreement in connection with our Phase III trial for KIT-302 (as described in our Annual Report for 2015 on Form 20-f), we were required to grant to Mr. Rock an additional 181,089 options to purchase 13,929 ordinary shares. These options will vest as of the date of grant and will be exercisable at an exercise price of NIS 10.40 (approximately $2.75) per ordinary share and will have a term of three years from the date of grant. Mr. Rock has waived the receipt of this option grant.

Proposed Grant of Equity-Based Compensation

Our Audit Committee and Board of Directors conducted a review of Mr. Rock’s terms of office and employment, and specifically his equity-based compensation. In their review, the Audit Committee and the Board of Directors took into account the Company’s compensation philosophies and the provisions of the Compensation Policy including certain proposed changes to the Compensation Policy which are anticipated to be brought for shareholder approval prior to expiration of the current Compensation Policy in early 2017, as well as internal fairness and market trends. They also used extensive benchmark studies of peer companies prepared for the Company by executive compensation consultants independently retained by the Audit Committee to determine that the proposed grant of equity-based compensation to Mr. Rock is in line with market practice.

Each of our compensation committee and board of directors have approved a grant of options under our 2016 Equity-Based Incentive Plan to Mr. Rock for the purchase of 661,943 ordinary shares, (such number of ordinary shares would comprise 33,097.15 of our ADSs). Such options will vest over a period of 3 years from the date of shareholder approval for such grant; have an exercise price which was calculated based on the average USD closing price of our ADSs on the NASDAQ Capital Market for the three months prior to the Audit Committee’s approval of the grant, converted into ordinary share values at the ratio of 1ADS representing 20 ordinary shares, and converted into New Israel Shekel at the Bank of Israel Representative Exchange Rate for the date of the Board of Directors’ approval of the grant, such that the exercise price equals to NIS 0.7884 per ordinary share; are exercisable for 8 years from the date of grant, provided however that no options are exercisable prior to our adoption a revised compensation policy in accordance with the Companies Law. In addition, to such extent as the cash components of the terms of office and compensation in our current agreement with Mr. Rock, together with the economic value of the aforesaid proposed grant of options to Mr. Rock, exceeds the total compensation that may be granted to a director and CFO under the revised compensation policy which is expected to be adopted by the company prior to any of the options being exercisable, then our Audit or Compensation Committee and our Board of Directors shall be entitled, at their sole discretion, to forfeit such number of options from the above proposed grant, such that the aggregate value of the terms of office and compensation for Mr. Rock, both cash and equity-based, shall comply with the revised compensation policy when adopted. The options may be granted under any applicable tax beneficial provisions, in accordance with the provisions of the 2016 Equity-Based Incentive Plan and applicable law.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to approve an amendment to the grant of equity-based incentive compensation to Mr. Simcha Rock, a member of the Board of Directors and Chief Financial Officer of the Company, as set forth under Proposal 3 in the Proxy Statement.”

Each of our Audit Committee and Board of Directors determined that Proposal 3 complies with our current Compensation Policy. Thus in order to adopt Proposal 3, in accordance with Sections 270(3) and 273(a) of the Companies Law, which govern the approval of the engagement of a public company with a director with respect to his terms of office and compensation, for the matter of his service as a director, as well as his engagement in other roles (if he is so engaged), Proposal 3 must receive the affirmative vote of the holders of a majority of the Company’s ordinary shares participating and voting at the Meeting, in person or by proxy or through their representatives.

An unofficial English translation from the Hebrew original of our current Compensation Policy is included as Exhibit 4.9 to our Annual Report for 2015 on Form 20-F filed with the SEC on March 18, 2016.

        The Board of Directors, with the exception of Mr. Simcha Rock who expresses no recommendation as to the vote on Proposal 3, recommends a vote “FOR” the approval of the grant of equity-based incentive compensation to Mr. Simcha Rock, a member of the Board of Directors and Chief Financial Officer of the Company, as set forth under Proposal 3 above.

Proposal 4:

To approve an amendment to the terms of office and compensation of Dr. John Paul Waymack,

the Chairman of the Board of Directors and Chief Medical Officer of the Company,

including the grant of equity-based incentive compensation.

Pursuant to the Companies Law, any arrangement between the Company and a director relating to his or her compensation as a director or other position with the Company generally must be consistent with our Compensation Policy and must be approved by the Audit Committee (acting in lieu of a Compensation Committee), the Board of Directors and the shareholders by a simple majority. If the compensation is inconsistent with our Compensation Policy, then, provided that those provisions that must be included in the Compensation Policy according to the Companies Law have been considered by the Audit Committee and Board of Directors, a Disinterested Majority will also be required for shareholder approval.

Current Arrangements

In July 2013, we entered into a consulting agreement with Waymack Inc. for the services of Dr. John Paul Waymack, one of our founders, pursuant to which Dr. Waymack provides services to us as chief medical officer and as the chairman of our board of directors. In return for Dr. Waymack’s services, as of March 2014 we paid Waymack Inc. a monthly fee of NIS 29,880 (approximately $8,690 per month based on the representative rate of exchange on June 30, 2014). As of September 2014, we are paying Waymack Inc. a monthly fee of $14,000. The service agreement may be terminated by either party upon 180 days’ advance notice to the other party. Dr. Waymack presently has no outstanding equity-based incentive compensation.

Proposed Changes

Our Audit Committee and Board of Directors conducted a review of Dr. Waymack’s terms of office and employment. In their review, the Audit Committee and the Board of Directors took into account the Company’s compensation philosophies and the provisions of the Compensation Policy including certain proposed changes to the Compensation Policy which are anticipated to be brought for shareholder approval prior to expiration of the current Compensation Policy in early 2017, as well as internal fairness and market trends. They also used extensive benchmark studies of peer companies prepared for the Company by executive compensation consultants independently retained by the Audit Committee to determine that the proposed changes to Dr. Waymack’s terms of office and employment are in line with market practice.

In addition to the above review of market trends and benchmarking, in proposing the below changes to Dr. Waymack’s terms of office and employment, the Audit Committee and the Board recognized the growth of the Company achieved under his leadership since founding Kitov. Most significantly, under Dr. Waymack’s leadership, the Company achieved a successful clinical trial for its flagship product KIT-302, and also received an allowance to grant a patent from the USPTO for its products. The Audit Committee and the Board of Directors further recognized Dr. Waymack’s leadership in driving the Company’s regulatory pathway, a key element in its success, and building a promising combination drug in its core therapeutic area, while improving the Company’s financial position in assisting with numerous public fund raisings, including our U.S. initial public offering on the NASDAQ in November 2015. The Audit Committee and the Board of Directors also considered the fact that Dr. Waymack presently has no outstanding equity-based incentive compensation. Despite being the founder of the Company and a critical individual in the development of the Company’s key products, Dr. Waymack’s holdings in the Company have been heavily diluted by successive fund raisings. Dr. Waymack is considered a key person at Kitov, and the Company seeks to incentivize him in order to ensure that he is available to the Company in order to secure the future scientific, clinical and regulatory development of Kitov. It is expected by the shareholding public that Dr. Waymack would have a significant equity stake in the Company as well as appropriate cash compensation.

Except as described below, all terms of office and compensation of the Dr. Waymack, as previously approved by our shareholders, will remain unchanged.

Each of our Audit Committee and Board of Directors have approved an amendment to the terms of office and compensation for Dr. Waymack, subject to the subsequent approval of our shareholders, such that effective January 1, 2016 we will pay Waymack Inc. a monthly fee of $20,000. In addition, each of our Audit Committee and Board of Directors has approved a grant of options under our 2016 Equity-Based Incentive Plan to Dr. Waymack for the purchase of 3,089,066 ordinary shares, (such number of ordinary shares would comprise 154,453.3 of our ADSs) (the “Initial PW Grant”). Such options will vest over a period of 3 years from the date of shareholder approval for such grant; have an exercise price which was calculated based on the average USD closing price of our ADSs on the NASDAQ Capital Market for the three months prior to the Audit Committee’s approval of the grant, converted into ordinary share values at the ratio of 1ADS representing 20 ordinary shares, and converted into New Israel Shekel at the Bank of Israel Representative Exchange Rate for the date of the Board of Directors approval of the grant, such that the exercise price equals to NIS 0.7884 per ordinary share; are exercisable for 8 years from the date of grant, provided however that no options are exercisable prior to our adoption a revised compensation policy in accordance with the Companies Law. In addition Dr. Waymack will be granted additional options following the next offering of securities by the Company (if any), such that the sum total of his options following any such offering will reflect 3.5% of our issued and outstanding shares (the “Subsequent PW Grant”); provided, however that the economic value of the total options issued to Dr. Waymack, calculated as of the issuance of the Subsequent PW Grant, will not be in excess of the economic value of the economic value of the Initial PW Grant as of the date of the approval of our board of directors for the option grants to Dr. Waymack. In addition, to such extent as the cash components of the terms of office and compensation in our current agreement with Dr. Waymack, together with the economic value of the aforesaid proposed grant of options to Dr. Waymack, exceeds the total compensation that may be granted to the Chairman of the Board and Chief Medical Officer under the revised compensation policy which is expected to be adopted by the company prior to any of the options being exercisable, then our Audit or Compensation Committee and our Board of Directors shall be entitled, at their sole discretion, to forfeit such number of options from the above proposed grants, such that the aggregate value of the terms of office and compensation for Dr. Waymack, both cash and equity-based, shall comply with the revised compensation policy when adopted. The options may be granted under any applicable tax beneficial provisions, in accordance with the provisions of the 2016 Equity-Based Incentive Plan and applicable law.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to approve an amendment to the terms of office and compensation of Dr. John Paul Waymack, the Chairman of the Board of Directors and Chief Medical Officer of the Company, including the grant of equity-based incentive compensation, as set forth under Proposal 4 in the Proxy Statement.”

In order to adopt Proposal 4, in accordance with Sections 270(3) and 273(a) of the Companies Law, which govern the approval of the engagement of a public company with a director with respect to his terms of office and compensation, for the matter of his service as a director, as well as his engagement in other roles (if he is so engaged), Proposal 4 must receive the affirmative vote of the holders of a majority of the Company’s ordinary shares participating and voting at the Meeting, in person or by proxy or through their representatives. Furthermore, in accordance with 273(b) of the Companies Law, due to certain deviations from our present Compensation Policy, the approval of a Disinterested Majority is required as follows:

(i)	the majority of the Company’s ordinary shares participating and voting at the Meeting includes at least a majority of the holders of ordinary shares who are not controlling shareholders and who do not have a personal interest in the matter, who are present and voting (abstentions are disregarded); or

(ii)	the holders of ordinary shares who are not controlling shareholders and who do not have a personal interest in the matter who were present and voted against the approval of such proposals hold, in the aggregate, two percent or less of the voting power of the Company

Under the Companies Law, a “controlling shareholder” is a shareholder who has the ability to direct the activities of the Company (other than by virtue of holding a position in the Company). A shareholder holding 25% or more of the voting rights of the Company is presumed to be a controlling shareholder for the purposes of Proposal 4. The Company is not currently aware of any “controlling shareholder,” as defined under the Companies Law.

Pursuant to the Israeli Companies Law, such personal interest with respect to Proposal 4 is a personal benefit, gain or other interest derived by a shareholder (or a relative or related entity described below) from approving the matter under such proposal. Any benefit or interest arising solely from holding Company shares is not considered such a personal benefit or other interest under the law. Such personal interest includes any personal benefit or other interest of (i) a shareholder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants, siblings or parents or the spouse of any of such persons, (ii) any entity in which a shareholder or one of its aforementioned relatives serves as a director or chief executive officer, owns 5% or more of such entity’s outstanding shares or voting rights or has the right to appoint one or more directors or the chief executive officer, and (iii) anyone voting by proxy or granting a proxy with respect to the proposal.

Under the Companies Law, in the case of a person voting by proxy for another person, “personal interest” includes a personal interest of either of the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote. However, if you do not have a personal interest in Proposal 4 above, and so notify us accordingly, you may assume that using the form of voting instruments published by the Company will not create a personal interest in the matter.

An unofficial English translation from the Hebrew original of our current Compensation Policy is included as Exhibit 4.9 to our Annual Report for 2015 on Form 20-F filed with the SEC on March 18, 2016.

The Board of Directors, with the exception of Dr. Paul Waymack who expresses no recommendation as to the vote on Proposal 4, recommends a vote “FOR” the approval of an amendment to the terms of office and compensation of Dr. John Paul Waymack, the Chairman of the Board of Directors and Chief Medical Officer of the Company, including the grant of equity-based incentive compensation, as set forth under Proposal 4 above.

* * * * *

Management is not aware of any other matters to be presented at the Meeting. If, however, any other matters should properly come before the Meeting or any adjournment or postponement thereof, the proxy or voting instruments confer discretionary authority with respect to acting thereon, and the persons named in the proxy or other voting instrument will vote on such matters in accordance with their best judgment

Review of documents

The shareholders of the Company can review, by request, documents relevant to the agenda matters of the Meeting, at the Company Offices, Sunday through Thursday during regular working hours, by coordinating in advance by email at avraham@kitovpharma.com or Telephone: +972-(0)54-8679966, until the day of the Meeting. Furthermore, Proxy Statement, Voting Slip, and Notice of Special General Meeting of Shareholders can also be viewed on the Distribution Site at www.magna.gov.il, and on the website of the TASE at www.tase.gov.il.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT, OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM THAT WHICH IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED MAY 24, 2016. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN MAY 24, 2016, AND THE MAILING OF THIS DOCUMENT TO ADS HOLDERS OR SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors,

/s/ Avraham Ben-Tzvi

Avraham Ben-Tzvi, Adv.

General Counsel and Company Secretary

May 24, 2016

Proxy Statement – Part Two

Company name: Kitov Pharmaceuticals Holdings Limited, public company no. 520031238

Company address (for submission and delivery of proxy statements):  One Azrieli Center, Round Tower, 23rd Floor, Tel Aviv, Israel

Meeting date: Monday, June 27, 2016 at: 4:30 p.m. (Israel Time).

Date of adjourned meeting: Monday, July4, 2016 at: 4:30 p.m. (Israel Time).

Meeting type: Special General Meeting (the “Meeting”).

Record Date: Close of business in New York on Wednesday, May 25, 2016.

Shareholder Details

Shareholder Name: ___________________

ID no.: ______________________

For shareholders who are not in possession of an Israeli ID card:

Passport no.: ______________________

Country of Issue: ______________________

Valid Until: _______________________

For shareholders that are corporations:

Corporation no. : _____________________

Country of Incorporation: ___________________

Is the Shareholder any of the following[1]:

A “Principal Shareholder”[2]: Yes / No

A “Senior Officer of the Company”[3]: Yes / No

An “Institutional Investor”[4]: Yes / No

[1] Please circle the relevant possibility in each of the sections.

[2] As defined in Section 1 of the Securities Law, 5728-1968 (hereinafter: the “Securities Law”)

[3] As defined in Section 37(d) of the Securities Law

[4] As defined in Regulation 1 of the Supervision of Financial Services Regulations (Provident Funds)(Participation of a Management Company at a General Meeting), 5769-2009 as well as a Manager of Mutual Funds as per the meaning in the Mutual Funds Law, 5754-1999

Manner of Voting:

Matter	Manner of voting			Do you have a Personal Interest in the Matter of the Proposal?
	For	Against	Abstain	Yes	No
Proposal 1 To approve the Kitov Pharmaceuticals Holdings Ltd. 2016 Equity-Based Incentive Plan to qualify for incentive stock options for US tax purposes.

Proposal 2

To approve an amendment to the terms of office and compensation of Mr. Isaac Israel, a member of the Board of Directors and Chief Executive Officer of the Company, including the grant of equity-based incentive compensation.

Proposal 3 To approve the grant of equity-based incentive compensation to Mr. Simcha Rock, a member of the Board of Directors and Chief Financial Officer of the Company.

Proposal 4

To approve an amendment to the terms of office and compensation of Dr. John Paul Waymack, the Chairman of the Board of Directors and Chief Medical Officer of the Company, including the grant of equity-based incentive compensation.

Mark X or V clearly in the appropriate column, in accordance with your voting decision.

Details:

Following are details in connection with my status as an interested party, as defined in section 1 of the Companies Law, for the purpose of the proposed engagement:

Date	Signature

For shareholders holding shares through a stock exchange member (in accordance with Section 177(1) of the Companies Law, 5799 - 1999), this Voting Slip is only valid when accompanied by an certification of ownership. For shareholders registered in the Company’s shareholder registry – this Voting Slip will only be valid when accompanied by a photocopy of an ID / passport / certificate of incorporation.